Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Material Events - Disposal of Pending litigation(s) or dispute(s)

Mumbai, October 31, 2023: Pursuant to the disclosure requirement under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Listing Regulations’), read with Notification no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 and further to our disclosure made on August 17, 2023, we are reproducing hereunder the details of disposal of pending litigation/ disputes of Tata Motors Limited (‘the Company’) in Annexure A.

We would request you to please take note of the above and bring the same to the notice of all concerned.

ANNEXURE A

Sr. No.	Update on pending litigation or dispute involving the Company, till the litigation is concluded or dispute is resolved
(a)	the details of any change in the status and / or any development in relation to such proceedings;

In respect of the arbitration proceedings between Tata Motors Limited (‘TML’) and West Bengal Industrial Development Corporation Limited (‘WBIDC’), in relation to TML’s claim of compensation from WBIDC under various heads, on account of the loss of capital investments, with regard to the automobile manufacturing facility at Singur (West Bengal), this is to inform that the aforesaid pending Arbitral proceedings before a three member Arbitral Tribunal has now been finally disposed of by a unanimous Award dated October 30, 2023 in favour of TML whereby the claimant (TML) has been held to be entitled to recover from the respondent (WBIDC) a sum of Rs.765.78 crore with interest thereon @ 11% p.a. from September 1, 2016 till actual recovery thereof. The Claimant (TML) has also been held to be entitled to recover from the respondent (WBIDC) a sum of Rs.1 crore towards cost of the proceedings.

With the making of the final arbitral award as mentioned above, the Arbitral proceedings have come to an end.

(b)

in the case of litigation against key management personnel or its promoter or ultimate person in control, regularly provide details of any change in the status and / or any development in relation to such proceedings.

Not applicable
(c)

in the event of settlement of the proceedings, details of such settlement including - terms of the settlement, compensation/penalty paid (if any) and impact of such settlement on the financial position of the Company.

Not applicable

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.